Filed by Provident New York Bancorp

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Sterling Bancorp
(Commission File No. 001-05273)

The following email was sent to employees of Provident New York Bancorp (“Provident”) and Sterling Bancorp (“Sterling”) on or about August 1, 2013:

From:               Jack L. Kopnisky and Louis J. Cappelli

Date:                August 1, 2013

To:                   All Employees

Subject:           Recent Performance Highlights

Last week, both Provident and Sterling reported results for the quarter ended June 30, 2013. We are very pleased with the solid performance by each company individually – and with the progress being made together as we work toward the merger. Your ability to deliver impressive financial results and continued superior service, while moving ahead on merger integration planning, truly represents an “above and beyond” effort.

Among the highlights of the recent quarter, Provident and Sterling continued to expand our respective businesses, delivering double-digit increases in total loans and deposits compared to a year ago.  Earnings from recurring operations at each company increased versus the same quarter of the prior year. Each company also ended the recent quarter with strong capital and sound asset quality.

This dynamic growth speaks volumes about our customer relationships, exceptional service, and talented team members. If we can deliver this kind of performance as separate institutions, think of what we will accomplish once our strengths are combined!

You don’t have to take our word for it. We recently made a joint presentation at a KBW investor conference, where we highlighted the opportunities we see arising from the merger. The KBW analyst noted that the combined company is, “a top pick in our universe” of bank stocks – so the excitement about the merger clearly is shared by the investment community.

If you would like more details, you can access the following materials:

KBW presentation

Provident Q3 earnings

Sterling Q2 earnings

With every day, we become more and more confident in the power and potential of our merger. That is because of your dedication to building an even stronger, high performance banking institution, and we deeply appreciate your efforts. Have a great summer!

Cautionary Statements Regarding Forward-Looking Information

This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Provident’s and Sterling’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Provident and Sterling, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time.  Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Provident’s and Sterling’s reports filed with the Securities and Exchange Commission (“SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Provident and Sterling stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Provident and Sterling businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Provident’s stock price before closing, including as a result of the financial performance of Sterling prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information for Stockholders

In connection with the proposed merger, Provident has filed with the SEC a Registration Statement on Form S-4 that includes a joint preliminary proxy statement of Provident and Sterling and a preliminary prospectus of Provident, as well as other relevant documents concerning the proposed transaction.  Provident and Sterling will mail the definitive joint proxy statement/prospectus to their stockholders.  STOCKHOLDERS OF PROVIDENT AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other filings containing information about Provident and Sterling at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and the other filings may also be obtained free of charge at Provident’s website at www.providentbanking.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or at Sterling’s website at www.snb.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Participants in the Solicitation

Provident, Sterling and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Provident’s and Sterling’s stockholders in connection with the proposed merger.  Information about the directors and executive officers of Provident and their ownership of Provident common stock is set forth in the proxy statement for Provident’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on January 10, 2013.  Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 3, 2012.    Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.